UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549


                          SCHEDULE 13D/A
                         Amendment No. 2

            Under the Securities Exchange Act of 1934



                      Laser Technology, Inc.
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                        (Names of Issuer)

                           Common Stock
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                  (Title of Class of Securities)

                           518074 20 8
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                          (Cusip Number)

James C. Lewis, 10 West 100 South #615, Salt Lake City, Utah 84101
                          (801) 994-3846
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   (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)

                          August 7, 2003
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     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this amended Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note:    Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 19 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 518074 20 8                                             Page 2 of 14


1.    Name of Reporting Persons
      I.R.S. Identification Nos. of above persons (entities only).
      David Williams
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2.    Check the Appropriate Box if a Member of a Group (See Instructions).
      (a)      [X]
      (b)      [ ]
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3.    SEC Use Only
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4.    Source of Funds
      PF
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5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e) [X]
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6.    Citizenship or Place of Organization
      United States
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NUMBER OF          7.    Sole Voting Power           388,686
SHARES
BENEFICIALLY       8.    Shared Voting Power         0
OWNED BY
EACH               9.    Sole Dispositive Power      388,686
REPORTING
PERSON             10.   Shared Dispositive Power    0
WITH:
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11.   Aggregate Amount Beneficially Owned by Each Reporting Person   388,686
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12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
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13.   Percent of Class Represented by Amount in Row (11)      7.0%
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14.   Type of Reporting Person            IN
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


CUSIP No. 518074 20 8                                             Page 3 of 14


1.    Name of Reporting Persons
      I.R.S. Identification Nos. of above persons (entities only).
      H. Deworth Williams
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2.    Check the Appropriate Box if a Member of a Group (See Instructions).
      (a)    [X]
      (b)    [ ]
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3.    SEC Use Only
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4.    Source of Funds
      PF
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5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e) [X]
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6.    Citizenship or Place of Organization
      United States
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NUMBER OF         7.    Sole Voting Power            599,007
SHARES
BENEFICIALLY      8.    Shared Voting Power          0
OWNED BY
EACH              9.    Sole Dispositive Power       599,007
REPORTING
PERSON            10.   Shared Dispositive Power     0
WITH:
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11.   Aggregate Amount Beneficially Owned by Each Reporting Person   599,007
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12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [  ]
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13.   Percent of Class Represented by Amount in Row (11)    10.9%
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14.   Type of Reporting Person        IN
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


CUSIP No. 518074 20 8                                             Page 4 of 14



1.    Name of Reporting Persons
      I.R.S. Identification Nos. of above persons (entities only).
      Edward F. Cowle
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2.    Check the Appropriate Box if a Member of a Group (See Instructions).
      (a)    [X]
      (b)    [ ]
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3.    SEC Use Only
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4.    Source of Funds
      PF
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5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)  [  ]
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6.    Citizenship or Place of Organization
      United States
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NUMBER OF         7.    Sole Voting Power             132,220
SHARES
BENEFICIALLY      8.    Shared Voting Power           0
OWNED BY
EACH              9.    Sole Dispositive Power        132,220
REPORTING
PERSON           10.    Shared Dispositive Power      0
WITH:
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11.   Aggregate Amount Beneficially Owned by Each Reporting Person   132,220
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12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]
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13.   Percent of Class Represented by Amount in Row (11)    2.4%
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14.   Type of Reporting Person        IN
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






CUSIP No. 518074 20 8                                             Page 5 of 14


1.    Name of Reporting Persons
      I.R.S. Identification Nos. of above persons (entities only).
      Jeremy G. Dunne
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2.    Check the Appropriate Box if a Member of a Group (See Instructions).
      (a)    [X]
      (b)    [ ]
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3.    SEC Use Only
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4.    Source of Funds
      PF
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5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e) [X]
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6.    Citizenship or Place of Organization
      Great Britain
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NUMBER OF           7.    Sole Voting Power            450,334
SHARES
BENEFICIALLY        8.    Shared Voting Power          0
OWNED BY
EACH                9.    Sole Dispositive Power       450,334
REPORTING
PERSON             10.    Shared Dispositive Power     0
WITH:
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11.   Aggregate Amount Beneficially Owned by Each Reporting Person   450,334
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12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]
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13.   Percent of Class Represented by Amount in Row (11)    8.1%
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14.   Type of Reporting Person        IN
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






CUSIP No. 518074 20 8                                             Page 6 of 14



1.    Name of Reporting Persons
      I.R.S. Identification Nos. of above persons (entities only).
      Pamela J. Sevy
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2.    Check the Appropriate Box if a Member of a Group (See Instructions).
      (a)    [X]
      (b)    [ ]
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3.    SEC Use Only
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4.    Source of Funds
      PF
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5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e) [X]
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6.    Citizenship or Place of Organization
      United States
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NUMBER OF           7.    Sole Voting Power            84,509
SHARES
BENEFICIALLY        8.    Shared Voting Power          0
OWNED BY
EACH                9.    Sole Dispositive Power       84,509
REPORTING
PERSON             10.    Shared Dispositive Power     0
WITH:
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11.   Aggregate Amount Beneficially Owned by Each Reporting Person  84,509
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12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]
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13.   Percent of Class Represented by Amount in Row (11)    1.5%
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14.    Type of Reporting Person        IN
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



CUSIP No. 518074 20 8                                             Page 7 of 14



1.    Name of Reporting Persons
      I.R.S. Identification Nos. of above persons (entities only).
      Kama-Tech Corporation, EIN 33-0267195
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2.    Check the Appropriate Box if a Member of a Group (See Instructions).
      (a)    [X]
      (b)    [ ]
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3.    SEC Use Only
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4.    Source of Funds
      WC
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5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e) [X]
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6.    Citizenship or Place of Organization
      United States
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NUMBER OF           7.    Sole Voting Power            85,700
SHARES
BENEFICIALLY        8.    Shared Voting Power          0
OWNED BY
EACH                9.    Sole Dispositive Power       85,700
REPORTING
PERSON             10.    Shared Dispositive Power     0
WITH:
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11.   Aggregate Amount Beneficially Owned by Each Reporting Person    85,700
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12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]
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13.   Percent of Class Represented by Amount in Row (11)    1.6%
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14.   Type of Reporting Person        CO
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





CUSIP No. 518074 20 8                                             Page 8 of 14



1.    Name of Reporting Persons
      I.R.S. Identification Nos. of above persons (entities only).
      Kama-Tech (HK), Ltd.
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2.    Check the Appropriate Box if a Member of a Group (See Instructions).
      (a)    [X]
      (b)    [ ]
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3.    SEC Use Only
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4.    Source of Funds
      WC
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5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e) [X]
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6.    Citizenship or Place of Organization
      Hong Kong
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NUMBER OF           7.    Sole Voting Power            90,400
SHARES
BENEFICIALLY        8.    Shared Voting Power          0
OWNED BY
EACH                9.    Sole Dispositive Power       90,400
REPORTING
PERSON             10.    Shared Dispositive Power     0
WITH:
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11.   Aggregate Amount Beneficially Owned by Each Reporting Person     90,400
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12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [  ]
-----------------------------------------------------------------------------

13.   Percent of Class Represented by Amount in Row (11)    1.6%
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14.   Type of Reporting Person        CO
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




CUSIP No. 518074 20 8                                             Page 9 of 14


Item 1.  Security and Issuer

      This amended Schedule 13D relates to the common stock, par value $0.01 per share ("Shares") of Laser Technology, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 7070 South Tucson Way, Englewood, Colorado 80112.

Item 2.  Identity and Background

(a)   David Williams, an individual
      H. Deworth Williams, an individual
      Edward F. Cowle, an individual
      Jeremy G. Dunne, an individual
      Pamela J. Sevy, an individual
      Kama-Tech Corporation, a California corporation
      Kama-Tech (HK), Ltd., a Hong Kong corporation

(b)   David Williams, 4875 DTC Boulevard, Building 5-203, Denver, Colorado
        80237
      H. Deworth Williams, 56 West 400 South #220, Salt Lake City, Utah 84101 Edward F. Cowle, 99 Park Avenue #2230, New York, New York 10016
      Jeremy G. Dunne, 7070 South Tucson Way, Englewood, Colorado 80112 Pamela J. Sevy, 4875 DTC Boulevard, Building 5-203, Denver, Colorado
        80237
      Kama-Tech Corporation, Principal Office - 739 Design Court #503, Chula
        Vista, California 91911
      Kama-Tech (HK), Ltd., Principal Office - Suite 4,9/F., Tower 3, China
        Hong Kong City 33 Canton Road, Tsim Sha Tsui, Hong Kong

(c) David Williams is the owner of Laser Innovations International, Inc., a corporation which has a marketing and consulting agreement with the Issuer. Mr. Williams, the brother of H. Deworth Williams, was formerly President, CEO and a director of the Issuer.

      H. Deworth Williams is the owner of Williams Investment Company and has been a financial consultant and a private investor for over 30 years. Mr. Williams is a director of the Issuer.

      Edward F. Cowle has been self-employed in financial public relations and as a private investor since 1994. From 1992 to 1994, he was a Senior Vice
President   Investments with Paine Webber in New York City.  Mr. Cowle is a director of the Issuer.

      Jeremy G. Dunne has been employed by the Issuer since 1986, and currently serves as Vice President and Chief Technical Officer, and as a director, of the Issuer.

      Pamela J. Sevy has been employed by Laser Innovations International, Inc. since 1999. She was employed as Chief Financial Officer of the Issuer, from 1992 to 1999.

CUSIP No. 518074 20 8                                           Page 10 of 14


      Kama-Tech Corporation is a California corporation. Its principal business is the manufacture, assembly, marketing and sale of optical equipment.

      Kama-Tech (HK), Ltd., is a corporation organized under the laws of Hong Kong. Its principal business is the design, development, manufacture and assembly of optical equipment.

(d) None of the Registrants has ever been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Except as indicated in the subsequent paragraph, none of the Registrants has, during the past five years, been subject to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

      H. Deworth Williams and Jeremy G. Dunne agreed to an SEC order issued on March 20, 2000, to not cause any violations of Section 13(a) of the Securities Exchange Act of 1934. In February, 2000, in an action brought by the Securities and Exchange Commission in the United States District Court, District of Colorado, David Williams and Pamela J. Sevy consented to a permanent injunction, enjoining them from violating or causing violations of
Section 10(b) of the Securities Exchange Act of 1934 (the "Exchange Act"), Rule 10b-5 thereunder, Section 13(b)(5) of the Exchange Act and Rules 13b2-1 and 13b2-2 under Section 13(b)(2) of the Exchange Act, and from aiding and abetting violations of Sections 13(a) and 13(b)(2)(A) of the Exchange Act and Rules 13a-1 through 13a-13 and Rule 12b-20 thereunder.

(f) David Williams, H. Deworth Williams, Edward F. Cowle and Pamela Sevy are citizens of the United States of America. Jeremy Dunne is a citizen of Great Britain. David Williams, Pamela J. Sevy and Jeremy G. Dunne are currently residents of Colorado. H. Deworth Williams is a resident of Utah and Edward
F. Cowle is a resident of New York.



Item 3.  Source and Amount of Funds or Other Consideration

      All of the shares held by the Registrants were purchased with the personal funds or working capital of each of the Registrants, or for services performed by Registrants, and such shares have been owned by each of the Registrants for several years. Except as indicated in Item 5 concerning Edward Cowle, there has been no change in the individual ownership of shares of the Respondents; however, this amended Schedule 13D is being filed because the Registrants may be deemed to be acting as a "group" in connection with the proposed transaction described in Item 4 below.

CUSIP No. 518074 20 8                                            Page 11 of 14


Item 4.  Purpose of Transaction

      Beginning in September 2002, Registrants determined that they were not satisfied with the current operations of the Issuer, and agreed to form a group with the purpose of exploring the possibility of acquiring the operating assets, and assuming the indebtedness, of the Issuer, or exploring some other alternative for the acquisition of the operating business of the Issuer, to allow the Issuer to change its business direction. In September 2002, Registrants formed a group, then referred to as the "Williams Group," in order to facilitate their group activities. In February, 2003, the remaining Registrants, described below, joined the Williams Group. In July, 2003, the Williams Group organized LTI Acquisition Corp. ("LTI Acquisition"), a Delaware corporation, for the purpose of acquiring the Issuer.

      In September, 2002, the Williams Group presented the Issuer with a proposal to acquire all of the operating assets, excluding cash and cash equivalents, and to assume substantially all of the liabilities, of the Issuer, in exchange for a substantial cash payment to the Issuer. The Registrants subsequently made a number of revised proposals, resulting in an Agreement and Plan of Merger (the "Merger Agreement") dated July 31, 2003, between LTI Acquisition, and Issuer, under the terms of which LTI Acquisition will acquire all of the shares held by unaffiliated shareholders, for $2.06 per share, in a "going private" transaction. The Issuer's Form 8-K dated August 4, 2003, reporting this transaction, is incorporated herein by reference. In addition, the terms of the merger are described in more detail in a Schedule 14A, filed by the Issuer, and a Schedule 13E-3, filed by the Issuer and the Registrants, with the U.S. Securities and Exchange Commission, on August 26, 2003, which is incorporated herein by reference.

      The first amendment to the Schedule 13D reflected the addition of Kama-Tech Corporation and Kama-Tech (HK), Ltd., affiliated companies (the "Kama-Tech entities"), as parties who it is anticipated will participate in the acquisition, if accepted. This amendment reflects the organization of LTI Acquisition for the purpose of effectuating the transaction, and other changes reflected below. The original members of the Williams Group will share in certain costs of the acquired business, and share in the management of LTI Acquisition.



Item 5.  Interest in Securities of the Issuer

      Set forth below is the number of shares beneficially owned by each person named in Item 2 above.

(a)   David Williams             388,686 (1)          7.0%
      H. Deworth Williams        599,007 (2)         10.9%
      Edward F. Cowle            132,220 (3)          2.4%
      Jeremy G. Dunne            450,334 (4)          8.1%
      Pamela J. Sevy              84,509 (5)          1.5%
      Kama-Tech Corporation       85,700 (6)          1.6%
      Kama-Tech (HK), Ltd.        90,400 (6)          1.6%

CUSIP No. 518074 20 8                                            Page 12 of 14


    (1) David Williams has sole voting power and sole dispositive power with respect to 388,686 shares, which includes 68,250 shares, which may be acquired by Mr. Williams pursuant to the exercise of stock options exercisable within sixty (60) days.

    (2) H. Deworth Williams has sole voting power and sole dispositive power with respect to 599,007 shares, which includes 20,000 shares which may be acquired by Mr. Williams pursuant to the exercise of stock options exercisable within sixty (60) days.

    (3) Edward F. Cowle has sole voting power and sole dispositive power with respect to 132,220 shares, which includes 30,000 shares which may be acquired by Mr. Cowle pursuant to the exercise of stock options exercisable within sixty (60) days. These figures give effect to the transfer by Mr. Cowle of a total of 94,405 shares on August 7, 2003, to his brother, Tod Cowle, in a bona fide gift transaction.

    (4) Jeremy G. Dunne has sole voting power and sole dispositive power with respect to 450,334 shares, which includes 101,584 shares which may be acquired by Mr. Dunne pursuant to the exercise of stock options exercisable within sixty (60) days.

    (5) Pamela J. Sevy has sole voting power and sole dispositive power with respect to 84,509 shares, which includes 51,000 shares which may be acquired by Ms. Sevy pursuant to the exercise of stock options exercisable within sixty (60) days.

    (6)    These two entities are affiliates.

      In the aggregate, the Registrants beneficially own and have the sole or shared power to vote and dispose of 1,830,856 shares of Issuer Common Stock, including shares exercisable under options, described above, representing approximately 31.8% of the outstanding common stock of the Issuer.

(b) Each of the Registrants has sole voting power and sole dispositive power with respect to the shares held by each of them, referenced above. On August 7, 2003, Edward F. Cowle transferred 94,405 shares to his brother, Tod Cowle, as a gift.

(c) Except as indicated in (b) above, there have been no transactions with respect to the shares effected by any of the Registrants during the past sixty
(60) days.

CUSIP No. 518074 20 8                                            Page 13 of 14


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      The Registrants have formed LTI Acquisition, and Registrants and LTI Acquisition have executed the Merger Agreement with the Issuer, for the purpose of facilitating the transaction described in Item 4 above.
Registrants are shareholders of LTI Acquisition, and will participate in its management and operations. Registrants are party to an Amended Joint Filing Agreement, which is attached hereto as Exhibit 1, with respect to the filing of this amended Schedule 13D. However, except as indicated above, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including, but not limited to, the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.



Item 7    Material to be Filed as Exhibits

Exhibit 1 Amended Joint Filing Agreement dated February 18, 2003 (Incorporated by reference from Amendment No. 1 to the Registrants' Schedule 13D filed with the U.S. Securities and Exchange Commission on February 18, 2003).

Exhibit 2 Agreement and Plan of Merger dated July 31, 2003 (Incorporated by reference from the Issuer's Schedule 14A, Appendix A, filed with the U.S. Securities and Exchange Commission on August 26, 2003).

CUSIP No. 518074 20 8                                            Page 14 of 14


                            SIGNATURES

      After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



    Date:  August 28, 2003              /s/ David Williams
                                        ------------------------------------
                                        David Williams


    Date:  August 28, 2003              /s/ H. Deworth Williams
                                        ------------------------------------
                                        H. Deworth Williams


    Date:  August 28, 2003              /s/ Edward F. Cowle
                                        ------------------------------------
                                        Edward F. Cowle


    Date:  August 28, 2003              /s/ Jeremy G. Dunne
                                        ------------------------------------
                                        Jeremy G. Dunne


    Date:  August 28, 2003              /s/ Pamela J. Sevy
                                        ------------------------------------
                                        Pamela J. Sevy


                                        KAMA-TECH CORPORATION


    Date:  August 28, 2003              By    /s/ Toshiya Kamakura
                                        ------------------------------------
                                        Its:  President
                                        ------------------------------------


                                        KAMA-TECH (HK), LTD.


    Date:  August 28, 2003              By    /s/ Ichiro Kamakura
                                        ------------------------------------
                                        Its:  President
                                        ------------------------------------